UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

 ("Mereo" or the "Company")

Notification of Director Dealing

London, May 1, 2019 - Mereo BioPharma Group plc (AIM: MPH), a clinical stage UK based biopharmaceutical company focused on rare diseases, received notification that on 29 April 2019, Darcy Nicolle, a person closely associated (PCA) with Wills Hughes-Wilson, Head of Patient Access, purchased 8000 ordinary shares at a price of GBP1.19 per share.

On 30 April 2019, Charles Sermon, General Counsel of Mereo BioPharma, purchased 6456 American Depositary Shares (ADSs) at a total price of USD6.00 per share and Richard Jones, Chief Financial Officer of Mereo BioPharma, purchased 1050 American Depositary Shares (ADSs) at a price of USD6.04 per share.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation. The form required under the EU Market Abuse Regulation follows.

1	Details of the person discharging managerial responsibilities
a)	Name	Darcy Nicolle
2	Reason for the notification
a)	Position/status	Person closely associated (PCA) with Wills Hughes-Wilson, Head of Patient Access
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary Shares
b)	Nature of the transaction	Purchase

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.19	8000

d)	Aggregated information: volume, Price	Aggregated volume: 8000 Aggregated price: GBP1.194
e)	Date of the transaction	2019-04-29
f)	Place of the transaction	AIMX

1	Details of the person discharging managerial responsibilities
a)	Name	Charles Sermon
2	Reason for the notification
a)	Position/status	General Counsel
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	MEREO BIOPHARMA GROUP PLC AMERICAN DEPOSITARY SHARES (ADSs)
b)	Nature of the transaction	PURCHASE

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD6.04	6456

d)	Aggregated information: volume, Price	Aggregated volume: 6456 Aggregated price: USD6.00
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	XNMS

1	Details of the person discharging managerial responsibilities
a)	Name	Richard Jones
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	ADS
b)	Nature of the transaction	Purchase

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD5.94	1050

d)	Aggregated information: volume, Price	Aggregated volume: 1050 Aggregated price: USD5.94
e)	Date of the transaction	2019-04-30
f)	Place of the transaction	XNMS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel